FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).(Print or Type Responses) X

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name And Address Of Reporting Person* The Dow Chemical Company (Last) (First) (Middle)	2. Issuer Name and Ticker or Trading Symbol Union Carbide Corporation						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _____ Director __X__ 10% Owner _____ Officer _____ Other (give title below) (specify below)
2030 Dow Center (Street)	3. IRS or Social Security Number of Reporting Person (Voluntary) 38-1285128				4. Statement for Month/Year February, 2001		7. Individual or Joint/Group Filing (Check Applicable Line) __X__Form filed by One Reporting Person _____Form filed by More than One Reporting Person
Midland MI 48674 (City) (State) (Zip)					5. If Amendment, Date of Original (Month/Year)
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
See Footnote 1

* If the Form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directory or indirectly. (over)
PAGE 1 of 2 (Print or Type Response)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
							Date Exercisable	Expiration Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)
See Footnote 1

Explanation of Responses:

Footnote 1:

On February 6, 2001, The Dow Chemical Company, a Delaware corporation ("Dow") and Union Carbide Corporation, a New York corporation ("Union Carbdie") consummated a merger whereby Transition Sub Inc., a Delaware corporation ("Transition Sub"), a wholly owned subsidiary of Dow, was merged with and into Union Carbide pursuant to an Agreement and Plan of Merger, dated as of August 3, 1999, by and among Union Carbide, Dow and Transition Sub. As a result of the merger, Union Carbide has become a wholly owned subsidiary of Dow. In addition, Dow's irrevocable option to purchase up to 26,502,964 shares of Union Carbide common stock representing approximately 19.9% of the issued and outstanding shares of Union Carbide common stock expred according to its terms upon consummation of the merger.

Date: March 8, 2001

THE DOW CHEMICAL COMPANY

By: /S/ FRANK H. BROD
**Signature of Reporting Person
Name: Frank H. Brod
Title: Vice President and Controller

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S. C. 1001 and 15 U.S. C. 78ff(a)
Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.